[Westar Energy Letterhead]

Larry D. Irick

Vice President, General Counsel

and Corporate Secretary

October 12, 2007

VIA EDGAR AND FAX

RE:	Westar Energy, Inc.

Definitive 14A

Filed April 2, 2007

File No. 1-03523

Ellie Quarles

Special Counsel

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Quarles:

We are submitting our response to your letter dated August 21, 2007 to Mr. William B. Moore, our chief executive officer and president. Our response includes the text of the comments in your letter. Our proxy statement filed April 2, 2007 is referred to in this letter as the “2007 proxy statement”.

Pursuant to the request in your letter, we acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or by any other person under the federal securities laws of the United States.

SEC Comment-Compensation Discussion and Analysis, page 16

1.

We refer you to Securities Act Release 8732A, Section II.B.1. As noted in that section, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies for individual named executive officers. The base salary and restricted share units awarded to Mr. Haines were significantly higher than the amounts received by other

Ellie Quarles

Securities and Exchange Commission

October 12, 2007

named executive officers. Please supplement the disclosure to explain the reasons for the differences in the amounts of compensation awarded to the named executive officers.

Company Response

On pages 17 and 18 of the 2007 proxy statement, we disclosed that we target total cash compensation and annual total compensation for the named executive officers to the median levels of such compensation in the national market for persons holding similar positions at comparably sized utilities. On page 19 of the 2007 proxy statement, we discussed the sources of benchmarking data used by the compensation committee to determine median market compensation for the positions held by our named executive officers. In future filings, we will add disclosure explaining that differences in the amounts of the compensation for our named executive officers is generally attributable to differences in the benchmarking data for the positions held by them and that these differences reflect the scope of authority and responsibility for the relevant positions. We will also state that we have not adopted a policy with regard to the relationship of compensation among the named executive officers or other employees, although we will also continue to disclose, as we did on page 17 of the 2007 proxy statement, that the compensation committee may consider the appropriateness of an individual named executive officer’s compensation relative to the compensation of other executive officers in determining actual compensation. To the extent that the compensation committee takes into account particular factors in establishing relative actual compensation and these factors have a material effect on the determination, we will describe them and the process used by the committee in evaluating them in material detail. The compensation committee considered no such factors in reaching the decisions discussed in the 2007 proxy statement.

SEC Comment-Compensation Discussion and Analysis, page 16

2.	Throughout this section, you indicate that you consider a named executive officer’s individual performance in setting compensation. Please discuss how you structure and implement specific forms of compensation to reflect the named executive officer’s individual performance or contribution and describe the elements of individual performance or contribution that you have taken into consideration. See Item 402(b)(2)(vii) of Regulation S-K.

Company Response

As stated in our response to Comment 1, we target total cash compensation and annual total compensation for a named executive officer to the median level of such compensation in the national market for persons holding similar positions at comparably

Ellie Quarles

Securities and Exchange Commission

October 12, 2007

sized utilities. On pages 17 and 18 of the 2007 proxy statement, we disclosed that actual compensation of a named executive officer reflects the compensation committee’s or the chief executive officer’s subjective evaluation of the contribution of the named executive officer. This subjective evaluation of the impact of individual contributions on actual compensation is not a formulaic process resulting in a quantifiable amount of the impact, but rather involves the exercise of discretion and judgment. In future filings, we will describe the individual contributions considered by the compensation committee or the chief executive officer to the extent they are specifically identified and material in establishing actual compensation. We believe that we have provided a materially complete description of the structure of our compensation program and the compensation committee’s review of that program.

SEC Comment-Executive Compensation Process, page 16

3.	Please expand this disclosure to discuss fully the role of the chief executive officer and other members of management in determining or recommending the amount or form of executive compensation. See Item 407(e)(3)(ii) of Regulation S-K. Please discuss whether the chief executive officer works with the board of directors or the compensation committee in establishing measures, targets and similar items that affect his compensation and whether he meets with the compensation consultants on an individual basis.

Company Response

We believe we provided a materially complete discussion of the role of the chief executive officer and other members of management in determining or recommending the amount or form of executive compensation on page 17 of the 2007 proxy statement. In future filings, we will add disclosure that discusses whether the chief executive officer works with the board of directors or compensation committee in establishing measures, targets and similar items that affect his compensation and whether he meets with the compensation consultants on an individual basis, which was not the case for matters addressed in the 2007 proxy statement.

Ellie Quarles

Securities and Exchange Commission

October 12, 2007

SEC Comment-Outstanding Equity Awards at Fiscal Year-End, page 28

4.	Please provide a footnote to the column for the number of shares or units of common stock that have not vested to clarify the vesting dates. See Instruction 2 to Item 402(f)(2) of Regulation S-K.

Company Response

In future filings, we will revise the disclosure to provide a footnote to the column for the number of shares or units that have not vested to clarify the vesting dates. We note that this information was provided in the narrative disclosure that followed the table in the 2007 proxy statement.

SEC Comment-Director Compensation, page 38

5.	Disclose all assumptions made in the valuation of awards in the stock and options awards columns of the director compensation table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements or in management’s discussion and analysis. See the Instruction to Item 402(k) of Regulation S-K.

Company Response

In future filings, we will disclose all assumptions made in the valuation of awards reported in the stock awards column of the director compensation table by reference to a discussion of those assumptions in the footnotes to our financial statements or other appropriate location. This disclosure will be substantially the same as the disclosure on page 26 of the 2007 proxy statement related to the valuation of awards reported in the stock awards column of the Summary Compensation Table.

* * *

Ellie Quarles

Securities and Exchange Commission

October 12, 2007

We are filing this letter through the EDGAR system and sending a signed original copy of this letter by overnight courier to you. Please feel free to call the undersigned at (785) 575-1625 if you have any additional questions.

Sincerely,

WESTAR ENERGY, INC.

By:	/s/ Larry D. Irick
Larry D. Irick
Vice President, General Counsel and Corporate Secretary

cc: William B. Moore